PATRIOT ACQUISITION CORP.

Four Radnor Corporate Center

100 Matsonford Road, Suite 210

Radnor, Pennsylvania 19087

May 12, 2026

Via Edgar

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Patriot Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-294090)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Patriot Acquisition Corp. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it may become effective by 4:30 p.m. Eastern Time on May 13, 2026, or as soon thereafter as practicable.

Please contact Aaron A. Seamon of Squire Patton Boggs (US) LLP, counsel to the Company, at (614) 365-2759 or by email at aaron.seamon@squirepb.com with any questions you may have concerning this request. In addition, please contact Mr. Seamon when this request for acceleration has been granted.

Very truly yours,

PATRIOT ACQUISITION CORP.

By:	/s/ Thomas Cestare
Name:	Thomas Cestare
Title:	Chief Financial Officer